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DIGITAL LEGENDS™

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Digital Legends Golf

$350 Minimum Investment	$50M Company Valuation (Pre-Money)	$0.10 Unit Price
$1,500,000 Raise Dollar Amount	$10,000 Target Offering Amount	Equity Offering Type

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Close date: 10/15/24

DON'T MISS OUT - THIS IS OUR FIRST ROUND AND WE ANTICIPATE IT WON'T LAST!

Invest in the Future of Golf Entertainment

Invest in the **Digital Humans** economy, one of Gartner's hottest emerging technologies with a staggering 45.3% CAGR and a projected $484B market size by 2031*

- Ripe for partnerships with EA Sports, Topgolf, Oculus, TruGolf, Trackman, Netflix and more.
- Led by the branding teams behind MICROSOFT WINDOWS, UFC, Burton, Neutrogena and Bowflex.

SEE THE VIDEO

** According to Yahoo! Finance*

Who is the Greatest Golfer of All Time?
DIGITAL LEGENDS
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WHO IS THE GOAT
DIGITAL LEGENDS GOLF
Watch on YouTube

We blend historical footage, stats and swing data with AI-based digital human technology to recreate the likeness and prowess of past golf legends so you can play a round with past legends in a golf simulator or video game. We envisage a future where you'll watch today's pros compete with these past legends on the world's most legendary courses.

DIGITAL LEGENDS™

MEET THE TEAM

Our team is a who's who of golf industry insiders, seasoned entertainment executives, creators and entrepreneurs supported by the branding talent behind MICROSOFT WINDOWS, UFC, Burton and Neutrogena.

CHRISTIAN TUREAU  **(CO-FOUNDER, CEO)**
Award-Winning Producer/Director, Co-Founder, CyberAction

JIM FAZIO SR. & JIM FAZIO JR (CO-FOUNDERS)
Legendary Golf Course Designers *(website)*

ROWLAND HANSON **(BRANDING / BUSINESS DEVELOPMENT)**
Legendary Branding Icon, Best Known as the Father of Microsoft Windows

BOB BEAUDINE **(SENIOR ADVISOR)**
"Most Influential Man in Sports You've Never Heard of" – Sports Illustrated

BRYAN JOHNSTON **(SENIOR ADVISOR)**
Former: VP Global Marketing Nike, Burton Snowboards, Adidas, Former President UFC Brands

JARED MOSS **(FINANCE, LEGAL, OPERATIONS)**
18 Years Experience Legal Oversight

DAVID SALZBERG **(SALES, MARKETING, CONTENT)**
Entertainment Executive whose worked has aired on Showtime, NBC, ABC, TBS, TNT, Fox, USA Network, Fox Sports, ABC Family, Univision, Telemundo, ESPN. Apple TV. Amazon. and Hulu.

CHARLIE MECHEM **(ADVISOR)**
Former Commissioner of LGPA, Owned Hanna Barbera, CEO East Broadcasting, Senior Advisor and Business Partner to Arnold Palmer, Graduate of Yale Law School

DAN MECHEM **(ADVISOR)**
Former Press Secretary to John McCain and Emmy award winning investigative reporter

DR. GARY WIREN **(ADVISOR)**
Golf Champion, 6X Golf Hall of Fame

JOEY DIOVISALVI, COACH JOEY D **(ADVISOR)**
Authored one of the seminal books on golf fitness training and biomechanics, "Fix Your Body, Fix Your Swing."

ANDY RAYMER **(ADVISOR)**
Ran Feature Development and Production for Jurassic World & Jason Bourne franchises

LONIE PAXTON **(ADVISOR)**
12-Year former NFL Veteran, Exec. At GoPro

SHAWN SLOCUM **(ADVISOR)**
Former Special Teams Coordinator Green Bay Packers, Super Bowl VL Champion

SCOTT EMMER **(DEVELOPMENT)**
Seasoned Development Executive with over 15 years of experience in the entertainment industry

DELE ATANDA **(TECHNOLOGY)**
Award winning innovator, best selling author, founder and imagineer

CGI HAS ACHIEVED PHOTOREALISM, BUT REAL-TIME INTERACTION HAS BEEN ELUSIVE. UNTIL NOW WITH A.I. AND EVOLVING TECHNOLOGIES.

Vs.



DIGITAL LEGENDS™

DIGITAL LEGENDS GOLF SERIES™
CHARITY GOLF TOURNAMENTS: CELEBS AND PROS vs DIGITAL LEGENDS

Digital Legends Golf™ will produce made-for-TV golf events in which current celebrities and pros compete against one or more "digital humans" – walking, talking, and swinging legends from the past recreated with next-generation mixed reality CGI and AI with a portion of the proceeds benefiting charitable causes.

The remarkable successes of the Tiger vs. Phil events ("The Match" was the most watched and most wagered cable golf match ever) have proven the popularity of this type of format. The appeal of seeing revered legends such as Ben Hogan, Bobby Jones and Arnold Palmer swing like they did alongside current golf-playing celebrities and professionals will ensure massive viewership and sponsor interest.

Digital Legends Golf ™ has an exclusive license to the digital likeness and AI voice of Ben Hogan to create mixed-reality competitions involving real and virtual participants.



NEXTGEN SPORTSBOOK ENTERTAINMENT



TIGER THEN vs. CHARLIE NOW

The Digital Legends Golf Series™ features matchups of iconic golf legends, today's pros, celebrities, politicians, etc., competing against each other and Digital Legends.

These Digital Legends will compete and interact in real-time against living humans within multiple verticals and environments such as made for television events, location-based entertainment experiences, eSports & mobile apps, gaming platforms, metaverse, augmented and virtual environments and more.

★★★★★
Integration with sportsbook companies

★★★★★
Tournament Data ownership

★★★★★
AI and historical data handicapping

DATA: OUR COMPETITIVE ADVANTAGE



Digital Legends Golf will secure exclusive licenses with athletes with rights to capture and monetize the data they generate. From licensing revenues generating from data and our digital human tech to partnerships and applications like eSports, mobile apps, video games, and AR/VR environments to Digital Legends Golf location based entertainment venues, the company is well-positioned for success.

- Betting data
- Sports performance data
- Behavioral data (player and spectator)
- All platform interaction data
- Geo-spatial data
- Data from a range of new touch points
- Next gen stats data
- Ben Hogan swing data and stats

BRAND VERTICALS

Our Digital Legends Golf™ technology is a natural licensing play for gaming companies, sports entertainment venues like Topgolf and serves as the foundational IP for Digital Legends branded golf entertainment and instruction facilities.

INVEST IN
Digital Legends Golf

$350	$50M	$0.10
Minimum Investment	Company Valuation (Pre-Money)	Unit Price
$1,500,000	$10,000	Equity
Raise Dollar Amount	Target Offering Amount	Offering Type

Investor Login **View Form C**

INVEST NOW

Meet our first Digital Legend

Digital Legends Golf controls a worldwide exclusive multi-year license to the digital likeness and AI-generated voice of Ben Hogan



Ben Hogan

William Ben Hogan was an American professional golfer who is generally considered to be one of the greatest players in the history of the game. He is notable for his profound influence on golf swing theory, inventing the idea of practicing golf and his ball-striking ability.

In 1953, he won five of the six tournaments he entered, including three major championships (a feat known as the Triple Crown of Golf).

It still stands among the greatest single seasons in the history of professional golf. Hogan, 40, was unable to enter—and possibly win—the 1953 PGA Championship (to complete the Grand Slam) because its play (July 1–7) overlapped the play of The Open at Carnoustie (July 6–10), which he won. It was the only time that a golfer had won three major professional championships in a year until Tiger Woods won the final three majors in 2000 (and the first in 2001).



Ben Hogan enjoying a ticker tape parade in NYC



GOLFWEEK

Holes	Long Course	Strokes	Par	SWEENY ROBERT	HOGAN BEN	HARMON Claude	FAZIO George	Middle Course	Ladies Course
1	384	17	4	4	③	4	4	374	364
2	415	5	4	5	4	4	5	390	314
3	456	13	5	③	4	④	5	436	415
4	446	1	4	4	4	4	4	420	398
5	195	15	3	4	3	3	3	183	142
6	388	11	4	5	③	4	③	362	349
7	433	3	4	4	4	4	4	385	366
8	233	9	3	3	②	4	4	209	190
9	519	7	5	5	4	④	5	466	433
OUT	3469		36	37	31	35	37	3225	2971
10	384	16	4	4	4	4	4	366	349
11	422	2	4	4	③	4	5	401	357
12	361	12	4	4	4	4	4	336	331
13	170	18	3	②	②	3	3	133	115
14	510	10	5	5	③	③	4	477	456
15	528	4	5	④	4	④	④	495	450
16	430	8	4	4	4	4	4	372	355
17	177	14	3	4	②	3	3	155	137
18	450	6	4	4	4	5	4	435	420
IN	3432		36	35	30	34	35	3170	2970
OUT	3469		36	37	31	35	37	3225	2971
TOTAL	6901	GROSS	72	72	61	69	72	6395	5941
	HANDICAP								
	NET SCORE								
SCORER	23 PUTTS								





Dude Perfect, Rickie Fowler take Ben Hogan's circa 1950's clubs for a spin around Colonial's Horrible Horseshoe - May 2024

We use historical data including score cards to give current celebrities and professional golfers the chance to beat golf's most legendary rounds.

Bonus Class B Units

This offering has a bonus structure based on the timing of your investment relative to the remaining number of Class B units for sale on the following tiers:

HONORS | $2,500

Invest Now

Invest two thousand five hundred dollars ($2,500) and receive (1) Twenty Five Bonus Class B Units (25 Units), (2) Digital Legends Golf Swag Pack (one Digital Legends golf hat, one Digital Legends golf towel and one Digital Legends golf shirt).

PAR | $5,000

Invest Now

Invest five thousand dollars ($5,000) and receive (1) Fifty Bonus Class B Units (50 Units), (2) Digital Legends Golf Swag Packs (one Digital Legends golf hat, one Digital Legends golf towel and one Digital Legends golf shirt).

BIRDIE | $10,000

Invest Now

Invest ten thousand dollars ($10,000) and receive (1) One Hundred Bonus Class B Units (100 Units), (2) Digital Legends Golf Swag Packs (one Digital Legends golf hat, one Digital Legends golf towel and one Digital Legends golf shirt).

EAGLE | $25,000

Invest Now

Invest twenty five thousand dollars ($25,000) and receive (1) Two Hundred Fifty Bonus Class B Units (250 Units), and (2) Digital Legends Golf Swag Packs (one Digital Legends hat, one Digital Legends golf towel and one Digital Legends golf shirt.

ALBATROSS | $50,000

Invest Now

Invest fifty thousand dollars ($50,000) and receive (1) Five Hundred Bonus Class B Units (500 Units), (2) Digital Legends Swag Packs (one Digital Legends hat, one Digital Legends golf towel and one Digital Legends golf shirt), and (3) play a round of golf and lunch with the founders of the company.

Investment Center

This website is operated by Mundial Financial Group, LLC ("Mundial"), a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"), which protects securities customers of its members in the amount of up to $500,000 (including $250,000 for claims for cash). An explanatory brochure can be found at www.sipc.org. Mundial is located at 477 Madison Ave, 6th Floor, New York, NY 10022. You may find the background of our broker-dealer and investment professionals on FINRA's broker/check.

DISCLOSURES | IMPORTANT NOTICE | REFUND POLICY

Investment FAQs

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FORWARD-LOOKING STATEMENTS All statements, other than statements of historical fact, contained on this website constitute "forward-looking statements" and are based on the reasonable expectations, estimates, and projections of company name. (the "company") and the company's management as of the date of launching this website. The words "plans," "expects," or "does not expect," "is expected," "budget," "anticipates", "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," "will" or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding our projected number of sales, revenues, valuation, investment returns, expected customer demand, and the company's business strategy.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company's management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. The estimates and assumptions contained on this website, which may prove to be incorrect, include, but are not limited to, the various assumptions of the company set forth herein. Known and unknown factors could cause the actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, our success in raising capital through our regulation cf offering, our projected time frames, changes in demand, industry competition, legislative, fiscal, and regulatory developments, economic and financial market conditions, including but not limited to the current covid-19 global pandemic. More information on the factors, risks, and uncertainties that could cause or contribute to such differences is included in our filings with the securities and exchange commission, including in the "risk factors" sections of our offering statement on form 1-a. Many of these uncertainties and contingencies can affect the company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by or on behalf of the company.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

All of the forward-looking statements made on this website are qualified by these cautionary statements. These factors are not intended to represent a complete list of the factors that could affect the company. The company disclaims any intention or obligation to update or revise any forward-looking statements, except to the extent required by applicable law or regulation. The investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

The managers have developed a business plan to grow the company rapidly. However, we suggest investors carefully read our offering circular and understand the risks associated with investing in an early-stage company.

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